02047171

1-14404

EXECUTED

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 29, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru SS A
(Translation of Registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

Telefónica

Quarterly Results

Telefónica del Perú S.A.A. and subsidiaries

April – June 2002

Significant Events

A summary containing the most significant events performed since April 2002 is presented below:

Board of Directors Meeting

On its meeting held on April 25th, the Board of Directors of **Telefónica del Perú S.A.A.** approved the following issues:

1. Reelected Mr. Alfonso Bustamante as President of the Board , Mr. Antonio Viana-Baptista as Vice President of the Board, Mr. Víctor Schwartzmann as Secretary of the Board, and Mrs. Milagros Muñoz, as Deputy Secretary of the Board.
2. Reelected Mr. Alfonso Bustamante, Mr. José Graña, Mr. José Ramón Vela, Mr. Antonio Viana-Baptista, Mr. Rafael Hernández, Mr. Enrique Normand and Mr. Gonzalo de la Puente Wiese as members of the Executive Committee of the Board.
3. Approved the individual and consolidated financial statements of the Company as of the first quarter of 2002 and decided their presentation to Comisión Nacional Supervisora de Empresas y Valores, Lima Stock Exchange and other relevant institutions of the exchange market.

Changes and Appointments

1. The Board of Directors, on its session held on May 22nd, appointed Mrs. María Perales, as Fiscal Manager, which will depend on the Chief Financial Officer. It also appointed Mr. Diego Martínez as Control Manager, which will depend of the Controller.
2. The Board of Directors, on its session held on June 19th, designed to Mr. Fernando Mariátegui as Long Distance Manager; Mr. Manuel Van Oordt as Corporate Clients Manager; Mr. Werner Reyes as Sohos Manager (small office-home office); Mr. Fernando Maúrtua as Pymes Manager (Small and Medium Enterprises); and Mr. Mario Coronado as Strategic Planning Manager. It is worth noting that according to the organic structure approved by the Board of Directors, the first four Managements will depend of the Business Communications Vice Presidency, while the last one will depend on the Regulations and Strategic Planning Vice Presidency.
3. The Board of Directors, on its session held on July 17th, accepted the resignation as director representing the Class B shareholders and as member of the Executive Commettee of the Board of Directors, of Mr. Rafael Hernández García, Spanish. At the same time, was accepted the resignation, as alternate director, of Mr. Michael Duncan Cary.barnard.

Corporate Multiple Reorganization

Telefónica del Perú S.A.A., Telefónica Data Perú S.A.A. and Telefónica Móviles Perú Holding S.A.A. inform that on July 5th, they registered on the Public Registry of Lima and Callao the corporate multiple reorganization agreed on the respective General Shareholders Meetings.

Employees strike

The workers' Union of Telefónica del Perú and the worker's Federation of Telefónica del Perú started a strike for an undetermined period of time on July 17th, Although the Labor Ministry declared it inadmissable. Furthermore, this strike will not affect the operating capacity of the Company in a significant way.

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the second quarter ended June 30, 2002

Operating revenues

Operating revenues for 2Q02 totaled S/. 853 million, a 1.2% decrease compared to 2Q01, because the increases in the businesses of public and rural telephony (13.9%), other operating revenues (56.0%), cable television (7.2%), local telephony (0.8%) and business communications (1.1%), were not able to compensate the decrease in revenues from long distance (30.1%). Another important factor was the sale of the business of directories to Telefónica Publicidad e Información S.A. (TPI), the Group head of the directories business, on February 8h. Excluding revenues of the directories business, the drop in the operating revenues is reduced to 0.4%.

Accumulated revenues for 1H02 totaled S/. 1,714 million dropping 5.1% in relation to 1H01, mainly as a result of the sale of the directories business. Excluding this effect, the consolidated operating revenues would have been reduced by 0.8%. It is worth noting the growth in public and rural telephony (12.0%), other revenues (17.1%), cable television (7.6%), local telephony (0.9%) and business communications (5.7%), while long distance revenues decreased 26.6%.

Regarding business lines, the revenues of **Basic Telephony** for 2Q02 grew 0.8% compared to 2Q01, reaching S/. 394 million. Likewise, the revenues for 1H02 increased 0.9% compared to 1H01, totaling S/. 797 million. The reason for these increases is the growth in the plant in service of 2% for the end of 1H02 compared to the same period of last year – explained by a 47.7% increase in adds for said period-, effect counterbalanced by the lower revenues for local measured service. Such decrease was mainly due to the declined of regular lines as a percentage of consumption limit lines and to a lesser degree to the reduction of the billed internet traffic in light of the launching of the flat tariff and the ADSL service.

Despite the increase of interconnection transfers to mobile operators by regulatory reasons, the revenues for **Public and Rural Telephony** reached S/. 180 million in 2Q02, a 13.9% increase when compared to 2Q01. For 1H02, revenues totaled S/. 360 million, 12.0% higher than 1H01, mainly explained by the growth of the public (21.5%) and rural telephony plant (8.4%) at the end of 1H02 in relation to 1H01.

As a consequence of the reduction of international tariffs and the increase of local competition, revenues for **Long Distance** amounted for S/. 117 million in 2Q02, a drop of 30.1% compared to 2Q01. Likewise, the revenues for 1H02 reached S/. 242 million, 26.6% lower than 1H01. The weighted average tariffs for DLD and ILD during 2Q02 fell 10.6% and 42.0%, respectively, while they fell 7.3% and 26.3%, respectively, when comparing 1H02 with 1H01. The total traffic for 2Q02 went down 8.3% compared to 2Q01 and for 1H02 it fell 11.3% compared to 1H01.

Revenues for **Business Communications** totaled S/. 44 million for 2Q02, growing 1.1% in relation to 2Q01, while totaled S/. 90 million for 1H02, 5.7% higher than 1H01, mainly due to the introduction of new products and services. In that sense, during August 2001, the Company launched the ADSL service, initially targeted to high-income clients but starting on 2002, widened to other clients. The subscriber base of this service grew from 1,875 in December 2001 to 7,743 in June 2002 (313.0%).

Cable Television, despite the 3.2% YoY decrease in the number of subscribers, increased its revenues in 2Q02 by 7.2% in relation to 2Q01, reaching S/. 71 million, and by 7.6% in 1H02 when comparing with 1H01, reaching S/. 141 million. This is explained by the increase in revenues from monthly fee (resulting from a 2.4% increase in the billable plant), advertising (up 8.2% in 2Q02 and 9.7% in 1H02) and from Cable Net (up 148.9% in 2Q02 and 117.0% in 1H02).

Other operating revenues for 2Q02 and 1H02 grew 56.0% and 17.1%, respectively, mainly explained by the increase of the revenues from fixed-mobile and mobile-fixed traffic, and other revenues from subsidiaries.

However, this increase was compensated by the decrease of revenues in the services rendered to Telefónica Móviles and network adaptation.

Operating expenses

Operating expenses totaled S/. 659 million in 2Q02, which represents a 4.7% increase in relation to the S/. 629 million in 2Q01, as a consequence of the S/. 22 million (10.9%) increase in general and administrative expenses – due to the services rendered by Telefónica Gestión de Servicios Compartidos (TGSC) – and the significant reduction in capitalization of expenses by S/. 20 million (63.6%) – as a result of the application of a more conservative policy, following corporate criteria and a reduction in capital expenditures -. Such changes were partially offset by the S/. 10 million (9.1%) reduction in personnel expenses – resulting from the transfer of personnel to TGSC and the early retirement program – and the S/. 2 million reduction in the management fee.

Accumulated operating expenses for 1H02 increased by S/. 4 million regarding 1H01 to reach S/. 1,351 million, due to the previously explained reduction in capitalization of expenses by S/. 43 million (65.8%) and the S/. 20 million increase in depreciation – as a result of the growth in the average billable plant during 1Q02. These increases were mostly compensated by the reduction in personnel expenses by S/. 37 million (14.7% compared to 1H01), management fee (7.0%), general and administrative expenses (1.4%) and provisions (7.3%).

EBITDA and Operating Result

As a result of the significant reduction in capitalization of expenses and lower revenues for long distance, the EBITDA for 2Q02 reached S/. 422 million, 8.5% lower than 2Q01, while the EBITDA margin fell from 53.5% in 2Q01 to 49.5% in 2Q02. Nevertheless, it is worth noting that the EBITDA margin presented a recovery during the last quarter when compared to the 48.7% reached in 1Q02. As a consequence of the reduction of the EBITDA, the operating result dropped by S/. 40 million in 2Q02 compared to 1Q02.

Likewise, the accumulated EBITDA dropped 8.3% in 1H02 compared to 1H01, explained by lower revenues and capitalization of expenses. The EBITDA margin fell from 50.8% in 1H01 to 49.1% in 1H02. Discounting the effect of the reduction in the capitalization of expenses, the margin reduced from 49.9% in 2Q01 to 48.2% in 2Q02, while the accumulated EBITDA margin raised from 47,1% in 1H01 to 47.8% in 1H02. As a consequence of the reduction of the EBITDA and the increase in depreciation, the operating result drops S/. 96 million in 1H02 regarding the same period of last year.

Non-operating Result

The significant reduction of S/. 28 million in the financial expenses explained by the decrease in the debt level and the average financing cost was not able to offset the losses registered in others net of S/. 29 million – of which S/. 54 million belong to the early retirement program -, the increased losses in the monetary correction – that went from S/. 3 million in 2Q01 to S/. 15 million in 2Q02 – and the S/. 9 million reduction in financial revenues in. For this reason, the non-operating loss grew from S/. 114 million in 2Q01 to S/. 135 million in 2Q02.

The non-operating result in 1H02 fell S/. 11 million in relation to 1H01 due to the drop in monetary correction by S/. 51 million – consequence of a 1.9% depreciation of the Nuevo Sol in 1H02 against an appreciation of 0.4% in 1H01 – and in financial revenues by S/. 15 million. This fall could not be offset by the significant reduction of financial expenses by S/. 46 million during said period – resulting from the lower debt level and average financing cost – and others net that improved by S/. 10 million, mainly influenced by the goodwill generated by the sale of directories business.

Net result

As a result of the decrease in the operating result and the increase in the non-operating loss, net result dropped from S/. 67 million in 2Q01 to S/. 22 million in 2Q02. Regarding accumulated figures, net result fell from S/.

158 million in 1H01 to S/. 81 million in 1H02. This was mainly explained by the reduction of the operating result, the negative effect of the monetary correction and the early retirement program.

Consolidated Balance Sheet

The liquidity levels of the Company – measured by the current assets over current liabilities ratio- increased from 0.52 in 1Q02 to 0.56 in 2Q02, basically as a result of the reduction of financial debt (bank loans).

Likewise, the Company continued its debt reduction process as free cash flow significantly increased. As a result of that, during 2Q02, total debt was reduced by S/. 294 million, leading to a drop in the debt-over-debt plus equity-ratio from 49.9% in 1Q02 to 47.5% in 2Q02. At the same time, the Company improved its risk profile through the diversification of financing sources and the reduction of exposure to exchange rate variations. The short term debt over total debt ratio increased slightly from 53.7% in 1Q02 to 54.8% in 2Q02, mainly as a consequence of the increase in the current maturities of the long term debt. Furthermore, there was an important improvement in the financial coverage ratio - EBITDA over net interests- that went up from 7.2 in 2Q01 to 9.4 in 2Q02, while in accumulated figures went up from 7.1 in 1H01 to 8.6% in 1H02.

TABLE 1

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000) AS OF JUNE 30, 2002 1/

(Prepared In Accordance With Peruvian GAAP)

	2Q01		2Q02		Abs. Var. 2Q02-1Q01	% Var. 2Q02-1Q01	6M01		6M02		Var. Abs. 6M02-6M01	Var. % 6M02-6M01
		%		%		%		%		%		%
Local Telephone Service	390 918	45,3	394 213	46,2	3 295	0,8	789 446	43,7	796 900	46,5	7 454	0,9
Long Distance	167 911	19,4	117 431	13,8	(50 480)	(30,1)	329 890	18,3	242 283	14,1	(87 607)	(26,6)
Public Telephones	158 204	18,3	180 175	21,1	21 971	13,9	321 171	17,8	359 803	21,0	38 632	12,0
Cable TV	66 515	7,7	71 334	8,4	4 819	7,2	130 751	7,2	140 718	8,2	9 967	7,6
Business Communications	43 555	5,0	44 048	5,2	493	1,1	84 829	4,7	89 670	5,2	4 841	5,7
Telephone Directories	6 933	0,8	-	-	(6 933)	(100,0)	77 211	4,3	-	-	(77 211)	(100,0)
Other	29 629	3,4	46 211	5,4	16 582	56,0	72 179	4,0	84 530	4,9	12 351	17,1
Total Operating Revenues	863 665	100,0	853 412	100,0	(10 253)	(1,2)	1 805 477	100,0	1 713 904	100,0	(91 573)	(5,1)
Personnel	112 162	13,0	101 967	11,9	(10 195)	(9,1)	248 971	13,8	212 398	12,4	(36 573)	(14,7)
General and Administrative	199 082	23,1	220 685	25,9	21 603	10,9	451 498	25,0	445 359	26,0	(6 139)	(1,4)
Depreciation	227 438	26,3	227 772	26,7	334	0,1	458 628	25,4	478 850	27,9	20 222	4,4
Technology Transfer and Management Fees	78 761	9,1	76 748	9,0	(2 013)	(2,6)	164 617	9,1	153 105	8,9	(11 512)	(7,0)
Materials and Supplies	12 024	1,4	13 210	1,5	1 186	9,9	24 322	1,3	24 090	1,4	(232)	(1,0)
Provisions	30 643	3,5	29 622	3,5	(1 021)	(3,3)	64 975	3,6	60 223	3,5	(4 752)	(7,3)
Own Work Capitalized	(30 886)	(3,6)	(11 250)	(1,3)	19 636	(63,6)	(66 000)	(3,7)	(22 573)	(1,3)	43 427	(65,8)
Total Operating Costs and Expenses	629 224	72,9	658 754	77,2	29 530	4,7	1 347 011	74,6	1 351 452	78,9	4 441	0,3
Operating Income	234 441	27,1	194 658	22,8	(39 783)	(17,0)	458 466	25,4	362 452	21,1	(96 014)	(20,9)
EBITDA	461 879	53,5	422 430	49,5	(39 449)	(8,5)	917 094	50,8	841 302	49,1	(75 792)	(8,3)
Other Income (Expenses)												
Interest Income	22 360	2,6	13 832	1,6	(8 528)	(38,1)	42 389	2,3	26 973	1,6	(15 416)	(36,4)
Interest Expenses	(86 587)	(10,0)	(58 580)	(6,9)	28 007	(32,3)	(170 868)	(9,5)	(124 476)	(7,3)	46 392	(27,2)
Others Net	(46 821)	(5,4)	(75 576)	(8,9)	(28 755)	61,4	(48 701)	(2,7)	(39 058)	(2,3)	9 643	(19,8)
Inflation Gain (Loss)	(3 377)	(0,4)	(14 761)	(1,7)	(11 384)	337,1	1 717	0,1	(49 705)	(2,9)	(51 422)	(2 994,9)
Total Other Income (Expenses)	(114 425)	(13,2)	(135 085)	(15,8)	(20 660)	18,1	(175 463)	(9,7)	(186 266)	(10,9)	(10 803)	6,2
Income Before Taxes and Participations	120 016	13,9	59 573	7,0	(60 443)	(50,4)	283 003	15,7	176 186	10,3	(106 817)	(37,7)
Workers' Participation	(14 287)	(1,7)	(10 172)	(1,2)	4 115	(28,8)	(33 643)	(1,9)	(25 723)	(1,5)	7 920	(23,5)
Income Tax	(38 504)	(4,5)	(27 504)	(3,2)	11 000	(28,6)	(91 663)	(5,1)	(69 656)	(4,1)	22 007	(24,0)
Net Income	67 225	7,8	21 897	2,6	(45 328)	(67,4)	157 697	8,7	80 807	4,7	(76 890)	(48,8)

1/ In order to allow an easier analysis, the income statement of 2Q01 includes reclassifications (without effects in the net income) in some accounts:

a. Since the year 2002 the Tarjeta 147 incomes have been registered separately between the Local Telephone Service and Lond Distance accounts, while they were registered only in the Local Telephone Service in 1Q01.

b. Since the year 2002, the interconection incomes, regarding to the traffic of F2M, M2M and FTF, have not been registered in the Local Telephone Service account besides they are registered in the others account.

c. Since 3Q01 the subsidiaries's billing have been registered in Others Net account and not in general and administrative expenses

TABLE 2

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET IN ADJUSTED SOLES (000) AS OF JUNE 30, 2002 (1)

(End of Period Figures)

ASSETS

	2Q02	1Q02	4Q01	3Q01	2Q01
CURRENT ASSETS					
Cash and cash equivalents	78 673	8 493	153 181	3 447	4 623
Negociable securities	25 860	53 259	32 075	68 838	65 509
Accounts and notes receivable - net	723 902	794 954	740 648	800 974	770 978
Other accounts receivable	749 306	653 053	429 101	409 877	873 916
Materials and supplies	42 570	41 878	45 154	10 137	87 560
Prepaid taxes and expenses	161 916	161 546	218 951	359 091	471 517
Total current assets	1 782 227	1 713 183	1 619 110	1 652 364	2 274 103
Accounts receivable - LT wit T. Móviles	298 265	398 948	430 985	428 722	0
LONG-TERM INVESTMENTS	325 489	346 278	346 475	341 148	348 253
PROPERTY, PLANT AND EQUIPMENT	13 100 229	13 121 777	13 081 301	12 979 068	13 000 367
Accumulated depreciation	-6 673 763	-6 477 698	-6 258 264	-6 094 055	-5 913 625
Write-off Provision	-60 175	-60 475	-60 175	-67 159	-78 238
	6 366 291	6 583 604	6 762 862	6 817 854	7 008 504
OTHER ASSETS, net	364 694	328 183	370 773	340 959	273 867
TOTAL ASSETS	9 136 966	9 370 196	9 530 205	9 581 047	9 904 727

LIABILITIES AND SHAREHOLDERS' EQUITY

	2Q02	1Q02	4Q01	3Q01	2Q01
CURRENT LIABILITIES					
Overdrafts	0	0	67 130	1 763	411
Accounts payable and accrued liabilities	1 093 040	1 051 297	916 074	720 175	459 711
Other accounts payable	369 367	397 863	320 070	390 994	560 345
Provision for severance indemnities	1 034	1 567	2 175	2 791	3 790
Bank Loans	508 547	643 642	1 115 101	1 074 366	1 286 220
Current maturities of long-term debt	587 536	584 074	578 158	84 748	68 175
Current maturities of bonds	256 220	139 892	139 198	0	0
Commercial Papers	338 958	448 002	352 166	561 990	344 460
Total current liabilities	3 154 702	3 266 337	3 490 072	2 836 827	2 723 112
LONG-TERM DEBT	932 453	1 002 503	1 009 888	1 693 554	1 711 500
BONDS	461 705	561 155	543 208	521 110	518 772
GUARANTY DEPOSITS	92 381	90 396	86 561	82 160	79 572
DEFERRED EARNINGS	12 160	5 278	14 672	11 221	10 752
DEFERRED TAXES	1 069 281	1 046 219	1 040 219	1 034 113	1 015 452
SHAREHOLDERS' EQUITY					
Capital stock	2 852 861	2 852 861	2 852 861	2 852 861	2 852 861
Additional paid-in capital					
Legal reserve	337 545	337 545	337 545	337 545	337 545
Retained earnings	223 878	207 902	155 179	211 656	655 161
TOTAL SHAREHOLDERS' EQUITY	3 414 284	3 398 308	3 345 585	3 402 062	3 845 567
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9 136 966	9 370 196	9 530 205	9 581 047	9 904 727

(1) Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Statistical Data, End of Period Figures

	1Q01	2Q01	3Q01	4Q01	1Q02	1Q02-1Q01	1Q02/ 1Q01
Fixed-Wire Telephone Service: Local+Long Distance							
Lines Installed	2 009 549	2 017 865	2 019 761	2 019 761	2 017 265	7 716	**0,4**
Profits (losses) in Lines in Service, net	(1 097)	7 514	(15 075)	24 615	16 017	17 114	**(1 560,1)**
Lines in Service Including Public Telephones (1)	1 713 048	1 724 601	1 716 097	1 744 794	1 763 697	50 649	**3,0**
Local Traffic - Minutes (000) (2)	1 942 846	1 950 196	1 921 051	1 727 667	1 684 155	(258 691)	**(13,3)**
Long Distance - Minutes (000)	254 737	249 681	228 124	216 636	233 703	(21 034)	**(8,3)**
Number of Employees (Telefónica del Perú and Subsidiaries)	5 345	5 470	5 429	5 170	4 598	(747)	**(14,0)**
Number of Employees (Telefónica del Perú)	3 913	3 863	3 823	3 823	3 215	(698)	**(17,8)**
Lines in Service per Employee (Telefónica del Perú)	438	446	449	456	549	111	**25,3**
Digitalization Rate (%)	96	96	96	96	96	0	**0,0**
Lines in Service per 100 inhabitants	6,6	6,7	6,6	6,6	6,7	0	**1,5**
PUBLIC TELEPHONES							
Lines in Service (3)	84 851	88 885	95 624	99 676	102 620	17 769	**20,9**
CABLE TV							
Subscribers	351 337	351 718	341 720	340 595	340 058	(11 279)	**(3,2)**

(1) Excluding Cellular Public Phones, Publifón and rurals

(2) Including traffic F2F billing (voice and internet), F2F anf F2M

(3) Including Fixed and Cellular Public Phones, Rural fixed and cellular public phones (not include Publifón)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Dated: July 29, 2002

By: ______________________
Name: Víctor Carlos Schwartzmann
Title: Secretary